March 5, 2015

Melissa N. Rocha
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.,
Washington, D.C. 20549

Re:	NCI Building Systems, Inc.
Form 10-K for the Year Ended November 2, 2014
Filed December 22, 2014
Definitive Proxy Statement on Schedule 14A
Filed January 23, 2015
File No. 1-14315

Dear Ms. Rocha:

NCI Building Systems, Inc. (the “Company”) hereby confirms that it has received the letter from the Securities and Exchange Commission dated March 2, 2015 with respect to the above-referenced filings (the “Comment Letter”). The Company is currently reviewing the Comment Letter and respectfully requests an extension of time in which to respond to the Comment Letter. The Company intends to submit a response to the Comment Letter on or before March 30, 2015.

Please feel free to contact me at (281) 897-7658 if you would like further clarification or additional information.

Best regards,

/s/ Mark E. Johnson

Mark E. Johnson

cc:	Sherry Haywood, Staff Attorney, Securities and Exchange Commission Erin P. Roberts, Ernst & Young LLP